Filed by Ranger Oil Corporation

(Commission File No. 1-13283)

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ranger Oil Corporation

(Commission File No. 1-13283)

Ranger Oil Announces Fourth Quarter and Full-Year 2022 Results

Entered into definitive merger agreement with Baytex Energy

Reached production goal of 50 Mboe/d sooner than expected

Produced record annual free cash flow

Announced approximately $90 million of shareholder returns since May 2022

HOUSTON, March 8, 2023 (ACCESSWIRE) – Ranger Oil Corporation (“Ranger” or the “Company”) (NASDAQ:ROCC) today announced financial and operational results for the fourth quarter and full-year 2022, current operational achievements, and an update on the merger with Baytex Energy Corp. (“Baytex”).

Baytex Merger Update

•	Entered into definitive merger agreement with Baytex on February 27, 2023; transaction close expected late second quarter 2023

•	Combined company creates a leading diversified energy company with strong cash flow and balance sheet, substantial inventory, and a focus on shareholder returns and long-term value creation

•	After the transaction closes, Baytex plans to increase direct shareholder returns to 50% of free cash flow, including initiating a dividend

•	Baytex expects combination to approximately double EBITDA, increase free cash flow per share by ~20%, while maintaining a leverage ratio of ~1.0x or lower

Operational Achievements / Highlights

•	Current production of more than 50 thousand barrels of oil equivalent per day (“Mboe/d”) and 36 thousand barrels of oil per day (“Mbbl/d”); expected to sustain through end of first quarter

•	Continued inventory expansion through acquisitions, trades, and optimization, replacing more than 200% of 2022 development

•	Continued optimization of development techniques resulted in another new IP-30 field record with an IP-30 rate of ~2,100 bbl/d

•

Year-end 2022 total estimated proved reserves of 254,485 Mboe with a standardized measure of $4.8 billion and a pre-tax value of future net cash flows discounted at 10% (“PV-10”(1), a non-GAAP measure) of $5.6 billion using SEC pricing. Estimated year-end proved developed pre-tax value of future net cash flows discounted at 10% (“PD PV-10”(1), a non-GAAP measure) of $3.1 billion using SEC pricing

Full-Year 2022 Highlights

•

Achieved record financial results, including net income of $464.5 million, adjusted net income(1) of $442.3 million. Adjusted EBITDAX(1) of $747.1 million, net cash provided by operating activities of $675.4 million, and pro forma adjusted free cash flow(1) of $198.1 million.

•	Total sales volumes increased 47% year-over-year and exceeded initial March 2022 guidance. Total sales volumes were 40.8 Mboe/d and crude oil sales volumes were 29.2 Mbbl/d

•	Drilling and completion (“D&C”) capital expenditures were $513.9 million

•	Closed 11 bolt-on acquisitions in the Eagle Ford totaling approximately $143 million(2)

•

Announced approximately $90 million returned to shareholders to date through share repurchase and dividend programs since May 2022. To date the Company has repurchased more than 5% of its total common stock outstanding, or about 2.27 million shares of Class A common stock at an average price $35.19 of per share

•

Continued strengthening of capital structure with a leverage ratio(3) of approximately 0.75x at year-end, down from 1.3x at the end of 2021. Ranger has announced three borrowing base increases under its revolving credit facility during 2022, and the borrowing base currently stands at $950 million ($500 million of elected commitments), reflecting the ongoing growth in the value of its proved and producing reserves

•	Reported total proved reserves at year-end of 254,485 Mboe, of which 67% were oil and 42% were proved developed

Fourth Quarter Highlights

•

Total sales volumes of 44.2 Mboe/d; crude oil sales volumes of 31.7 Mbbl/d for the fourth quarter of 2022; winter weather negatively impacted volumes by ~4%; adjusting for the impact of the storm and shut-ins, production would have been approximately 46.1 Mboe/d and 32.9 Mbbl/d

•	Net income of $109.6 million and adjusted net income(1) of $98.2 million

•	Adjusted EBITDAX(1) of $187.7 million

•	Net cash provided by operating activities of $186.2 million

•	Pro forma adjusted free cash flow(1) of $13.9 million

•	D&C capital expenditures of $157.1 million

•	Repurchased an additional $15.1 million of shares at an average cost of $38.32 per share

Fourth Quarter 2022 Financial Results

Total operating expenses for the fourth quarter were $132.4 million, or $32.55 per boe. Lease operating expenses (“LOE”) for the fourth quarter were $24.7 million. Adjusted direct operating expenses(1) were $59.1 million, or $14.52 per boe, which consist of LOE, gathering, processing, and transportation (“GPT”) expenses, production and ad valorem taxes, and cash general and administrative (“G&A”) expenses, excluding DD&A and significant special charges. A breakdown of operating expenses can be found in additional tables included in this release.

Shareholder Return Program

Since May 2022, the Company has repurchased approximately 2.27 million shares of its Class A common stock, more than 5% of total equity outstanding, at an average price of approximately $35.19 per share. In the fourth quarter of 2022, Ranger repurchased an additional $15.1 million of shares at an average cost of $38.32 per share.

The Board declared a cash dividend for the fourth quarter of $0.075 per share of Class A common stock payable March 30, 2023 to Class A common stockholders of record as of the close of business on March 17, 2023.

Year-End Proved Reserves

As of December 31, 2022, Ranger’s estimated net proved reserves were 254,485 Mboe and included 169,232 Mbbls of oil, 245,069 MMcf of natural gas, and 44,408 Mbbls of NGLs with a standardized measure of discounted future net cash flows of $4.8 billion using SEC pricing of $93.67/bbl for oil, $6.36/MMBtu for natural gas, and $35.42/bbl for NGLs.

Balance Sheet and Liquidity

As of December 31, 2022, Ranger had $400 million of senior unsecured notes and approximately $207 million drawn, net of cash, on its revolving credit facility.

1 Adjusted EBITDAX, pro forma adjusted free cash flow, adjusted net income, net debt, LTM pro forma adjusted EBITDAX, adjusted direct operating expenses, adjusted cash G&A, PV-10, and PD PV-10 are non-GAAP supplemental financial measures. See the definitions and reconciliation to their most comparable GAAP measures within this release.

2 Excluding customary closing and post-closing adjustments.

3 Leverage Ratio defined as net debt divided by LTM pro forma adjusted EBITDAX.

About Ranger Oil Corporation

Ranger Oil is a pure-play independent oil and gas company engaged in the development and production of oil, NGLs, and natural gas, with operations in the Eagle Ford shale in South Texas. For more information, please visit our website at www.RangerOil.com.

Important Additional Information

In connection with the proposed merger and the closing of the transactions related thereto (the “Transactions”), Baytex intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Baytex common shares to be issued pursuant to the Transactions. The Registration Statement will include a document that serves as a prospectus of Baytex and proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Transactions with the SEC. This communication is not a substitute for the Registration Statement or proxy statement/prospectus or for any other document that the Company and/or Baytex may file with the SEC and send to the Company’s and/or Baytex’s shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BAYTEX ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND BAYTEX WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND BAYTEX, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to shareholders of each of the Company and Baytex. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by the Company and Baytex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company, including the proxy statement/prospectus (when available), will be available free of charge from the Company’s website at www.RangerOil.com under the “Investors” tab. Copies of documents filed with the SEC by Baytex, including the proxy statement/prospectus (when available), will be available free of charge from Baytex’s website at www.baytexenergy.com under the “Investors” tab.

Participants in the Solicitation

The Company, Baytex and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders and the solicitation of proxies from Baytex’s shareholders, in each case with respect to the Transactions. Information about the Company’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus (when available). Information about Baytex’s directors and executive officers will be available in the proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Baytex expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transactions, the Company’s and Baytex’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities, competitive position, development plans and anticipated future performance. Information adjusted for the Transactions should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.

These include the possibility that shareholders of Baytex may not approve the issuance of new Baytex common shares in the Transactions or that shareholders of the Company or Baytex may not approve the Transactions, including the merger agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the merger agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the possibility that the parties do not receive regulatory approval of the Transactions; the risk that Baytex is unable to obtain approval to list on the New York Stock Exchange and/or the Toronto Stock Exchange the shares to be issued in the Company merger; the risk that changes in Baytex’s capital structure and governance could have adverse effects on the market value of its securities; the ability of the Company and Baytex to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; the risk the Transactions could distract management from ongoing business operations or cause the Company and/or Baytex to incur substantial costs; the risk that Baytex may be unable to reduce expenses or access financing or liquidity; the risk that Baytex does not realize expected benefits of its hedges; the sustained market uncertainty with respect to, and volatility of, commodity prices for crude oil, NGLs, and natural gas; the impact of world health events, including the COVID-19 pandemic and any related economic downturn; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; our ability to execute our business plan in volatile commodity price environments, the ability to develop, explore for, acquire and replace oil and gas reserves and sustain production, contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs and realize anticipated synergies in the timeframe expected or at all; changes to our drilling and development program; our ability to generate profits or achieve targeted reserves in our development and exploratory drilling and well operations; our ability to realize expected operating efficiencies; our ability to meet guidance, market expectations and internal projections, including type curves; the projected demand for and supply of oil, NGLs and natural gas; our ability to renew or replace expiring contracts on acceptable terms; our ability to obtain adequate pipeline transportation capacity or other transportation for our oil and gas production at reasonable cost and to sell our production at, or at reasonable discounts to, market prices; the uncertainties inherent in projecting future rates of production for our wells and the extent to which actual production differs from that estimated in our proved oil and gas reserves; use of new techniques in our development, including choke management and longer laterals; our ability to repurchase shares pursuant to our share repurchase program or declare dividends; drilling, completion and operating risks, including adverse impacts associated with well spacing and a high concentration of activity; our ability to convert drilling locations into reserves and production, if at all; the longevity of our currently estimated inventory; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond the Company’s or Baytex’s control, including those detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the Company’s website at www.RangerOil.com and on the website of the SEC at www.sec.gov, and those detailed in Baytex’s Form 40-Fs and Form 6-Ks available on the website of the SEC. All forward-looking statements are based on assumptions that the Company and Baytex believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither the Company nor Baytex undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

RANGER OIL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues and other
Crude oil	$240,397	$262,537	$191,079	$1,003,255	$517,301
Natural gas liquids	13,226	18,669	18,328	67,453	33,443
Natural gas	14,832	22,899	15,187	70,895	26,080

Total product revenues	268,455	304,105	224,594	1,141,603	576,824
Other operating income, net	698	985	582	3,586	2,667

Total revenues and other	269,153	305,090	225,176	1,145,189	579,491
Operating expenses
Lease operating	24,659	24,123	16,202	85,792	45,402
Gathering, processing and transportation	9,226	9,794	8,112	36,698	23,647
Production and ad valorem taxes	14,765	16,698	11,273	61,377	31,041
General and administrative	10,729	9,829	35,435	40,972	66,529
Depreciation, depletion and amortization	73,068	66,204	48,003	244,455	131,657
Impairments of oil and gas properties	—	—	—	—	1,811

Total operating expenses	132,447	126,648	119,025	469,294	300,087

Operating income	136,706	178,442	106,151	675,895	279,404
Other income (expense)
Interest expense, net of amounts capitalized	(14,036)	(13,160)	(11,879)	(48,931)	(33,161)
Gain (loss) on extinguishment of debt	—	—	(7,629)	2,157	(8,860)
Derivative gains (losses)	(13,599)	63,756	(17,320)	(162,672)	(136,999)
Other, net	1,498	599	107	2,255	94

Income before income taxes	110,569	229,637	69,430	468,704	100,478
Income tax expense	(1,015)	(2,052)	(1,150)	(4,186)	(1,560)

Net income	109,554	227,585	68,280	464,518	98,918
Net income attributable to Noncontrolling interest	(59,296)	(121,349)	(34,911)	(246,825)	(58,689)

Net income attributable to Class A common shareholders	$50,258	$106,236	$33,369	$217,693	$40,229

Net income per share attributable to Class A common shareholders:
Basic	$2.63	$5.38	$1.60	$10.77	$2.41
Diluted	$2.56	$5.26	$1.56	$10.53	$2.34
Weighted average shares outstanding:
Basic	19,112	19,741	20,839	20,205	16,695
Diluted	19,852	20,341	43,900	20,826	17,165

RANGER OIL CORPORATION

SELECTED OPERATING STATISTICS (UNAUDITED)

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Total Sales Volume [1]
Crude oil (Mbbl)	2,916	2,822	2,532	10,668	7,711
NGLs (Mbbl)	608	584	613	2,205	1,326
Natural gas (MMcf)	3,272	3,092	3,345	12,100	6,712
Total (Mboe)	4,069	3,921	3,702	14,890	10,155
Average daily sales volume (boe/d) [1]	44,227	42,624	40,236	40,793	27,822
Realized Prices
Crude oil ($/bbl)	$82.46	$93.03	$75.48	$94.04	$67.09
NGLs ($/bbl)	$21.75	$31.97	$29.91	$30.59	$25.23
Natural gas ($/Mcf)	$4.53	$7.41	$4.54	$5.86	$3.89
Aggregate ($/boe)	$65.98	$77.55	$60.67	$76.67	$56.80
Realized Prices, including effects of derivatives, net [2]
Crude oil ($/bbl)	$76.43	$83.14	$64.50	$79.53	$56.15
NGLs ($/bbl)	$21.17	$30.67	$29.91	$29.70	$24.86
Natural gas ($/Mcf)	$2.76	$4.26	$2.99	$3.74	$3.01
Aggregate ($/boe)	$60.15	$67.76	$51.77	$64.42	$47.87

[1]

All volumetric statistics presented above represent volumes of commodity production that were sold during the periods presented. Volumes of crude oil physically produced in excess of volumes sold are placed in temporary storage to be sold in subsequent periods.

[2]

Realized prices, including effects of derivatives, net are non-GAAP measures. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures appear at the end of this release.

RANGER OIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands)

	December 31, 2022	December 31, 2021
Assets
Current assets	$200,471	$186,151
Property and equipment, net	1,809,000	1,383,348
Other noncurrent assets	4,736	7,109

Total assets	$2,014,207	$1,576,608

Liabilities and equity
Liabilities
Current liabilities	$333,542	$268,882
Other noncurrent liabilities	19,566	36,966
Credit Facility	215,000	208,000
9.25% Senior Notes due 2026, net	388,839	386,427
Mortgage debt	—	4,309
Other debt	238	2,516

Total long-term debt, net	604,077	601,252
Equity
Class A common shareholders’ equity	484,399	323,532
Noncontrolling interest	572,623	345,976

Total equity	1,057,022	669,508

Total liabilities and equity	$2,014,207	$1,576,608

RANGER OIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Cash flows from operating activities
Net income	$109,554	$227,585	$68,280	$464,518	$98,918
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on extinguishment of debt	—	—	7,629	(2,157)	8,860
Depreciation, depletion and amortization	73,068	66,204	48,003	244,455	131,657
Impairments of oil and gas properties	—	—	—	—	1,811
Derivative contracts:
Net losses (gains)	13,599	(63,756)	17,320	162,672	136,999
Cash settlements and premiums paid, net [1]	(24,154)	(55,302)	(84,434)	(183,378)	(130,475)
Deferred income tax expense	1,258	2,020	1,119	3,422	1,249
Non-cash interest expense	963	770	993	3,404	2,735
Share-based compensation	1,227	1,354	11,410	5,554	15,589
Other, net	(181)	7	6	(361)	19
Changes in operating assets and liabilities, net	10,914	11,416	13,992	(22,699)	21,663

Net cash provided by operating activities	186,248	190,298	84,318	675,430	289,025
Cash flows from investing activities
Capital expenditures	(173,720)	(133,522)	(109,705)	(481,486)	(256,343)
Acquisitions of oil and gas properties	(7,748)	(83,808)	—	(137,532)	—
Cash acquired in Lonestar Acquisition	—	—	11,009	—	11,009
Deposits applied for the acquisitions of oil and gas properties	—	6,411	—	—	—
Proceeds from sales of assets, net	1,520	10,278	3	12,420	160

Net cash used in investing activities	(179,948)	(200,641)	(98,693)	(606,598)	(245,174)
Cash flows from financing activities
Proceeds from credit facility borrowings	127,000	240,000	50,000	610,000	70,000
Repayments of credit facility borrowings	(127,000)	(196,000)	(54,900)	(603,000)	(176,400)
Repayments of second lien term loan	—	—	(143,110)	—	(200,000)
Proceeds from 9.25% Senior Notes due 2026, net of discount	—	—	—	—	396,072
Repayments of acquired and other debt	(46)	(8,338)	(249,700)	(8,559)	(249,700)
Payments for share repurchases	(15,789)	(35,287)	—	(75,203)	—
Distributions to Noncontrolling interest	(1,691)	(1,691)	—	(3,382)	—
Dividends paid	(1,429)	(1,492)	—	(2,921)	—
Proceeds from redeemable common units	—	—	—	—	151,160
Proceeds from redeemable preferred stock	—	—	—	—	2
Transaction costs paid on behalf of Noncontrolling interest	—	—	—	—	(5,543)
Issuance costs paid for Noncontrolling interest securities	—	—	—	—	(3,758)
Withholding taxes for share-based compensation	—	(304)	(33)	(954)	(656)
Debt issuance costs paid	(97)	(651)	(10,970)	(902)	(14,367)

Net cash used in financing activities	(19,052)	(3,763)	(408,713)	(84,921)	(33,190)

Net increase (decrease) in cash and cash equivalents	(12,752)	(14,106)	(423,088)	(16,089)	10,661
Cash and cash equivalents – beginning of period	20,344	34,450	446,769	23,681	13,020

Cash and cash equivalents – end of period	$7,592	$20,344	$23,681	$7,592	$23,681

[1]	Includes $49.6 million related to novated and settled Lonestar derivative contracts as part of the Lonestar Acquisition for the three and twelve months ended December 31, 2021.

RANGER OIL CORPORATION

CERTAIN NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Readers are reminded that non-GAAP measures are merely a supplement to, and not a replacement for, or superior to financial measures prepared according to GAAP. They should be evaluated in conjunction with the GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

Reconciliation of GAAP “Realized prices” to Non-GAAP “Realized prices, including effects of derivatives, net”

We present our realized prices for crude oil, NGLs, natural gas and aggregate (including crude oil, NGLs and natural gas), as adjusted for the effects of derivatives, net as we believe these measures are useful to management and stakeholders in determining the effectiveness of our price-risk management program that is designed to reduce the volatility associated with our operations. Realized prices for crude oil, NGLs, natural gas and aggregate, as adjusted for the effects of derivatives, net, are supplemental financial measures that are not prepared in accordance with generally accepted accounting principles (“GAAP”). The following table presents the calculation of our non-GAAP realized prices for crude oil, NGLs, natural gas and aggregate, as adjusted for the effects of derivatives, net and reconciles to realized prices for crude oil, NGLs, natural gas and aggregate determined in accordance with GAAP:

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Realized crude oil prices ($/bbl)	$82.46	$93.03	$75.48	$94.04	$67.09
Effects of derivatives, net ($/bbl)	(6.03)	(9.89)	(10.98)	(14.51)	(10.94)

Crude oil realized prices, including effects of derivatives, net ($/bbl)	$76.43	$83.14	$64.50	$79.53	$56.15

Realized NGL prices ($/bbl)	$21.75	$31.97	$29.91	$30.59	$25.23
Effects of derivatives, net ($/bbl)	(0.58)	(1.30)	—	(0.89)	(0.37)

NGL realized prices, including effects of derivatives, net ($/bbl)	$21.17	$30.67	$29.91	$29.70	$24.86

Realized natural gas prices ($/Mcf)	$4.53	$7.41	$4.54	$5.86	$3.89
Effects of derivatives, net ($/Mcf)	(1.77)	(3.15)	(1.55)	(2.12)	(0.88)

Natural gas realized prices, including effects of derivatives, net ($/Mcf)	$2.76	$4.26	$2.99	$3.74	$3.01

Aggregate realized prices ($/boe)	$65.98	$77.55	$60.67	$76.67	$56.80
Effects of derivatives, net ($/boe)	(5.83)	(9.79)	(8.90)	(12.25)	(8.93)

Aggregate realized prices, including effects of derivatives, net ($/boe)	$60.15	$67.76	$51.77	$64.42	$47.87

Effects of derivatives, net includes, as applicable to the period presented: (i) current period commodity derivative settlements (excluding novated and settled Lonestar derivative contracts); (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted net income”

Adjusted net income is a non-GAAP financial measure that represents net income (loss) adjusted to include net realized settlements of derivatives and exclude the effects, net of income taxes, of non-cash changes in the fair value of derivatives, impairments of oil and gas properties, the effects of gains and losses on the sales of assets, gains and losses on extinguishment of debt, acquisition, integration and strategic transaction costs, and organizational restructuring costs, including severance. We believe that non-GAAP adjusted net income provides meaningful supplemental information regarding our operational performance. This information facilitates management’s internal comparisons to the Company’s historical operating results as well as to the operating results of our competitors. Since management finds this measure to be useful, the Company believes that our investors can benefit by evaluating both non-GAAP and GAAP results. Adjusted net income is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss).

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021

	(in thousands, except per share amounts)
Net income	$109,554	$227,585	$68,280	$464,518	$98,918
Adjustments for derivatives:
Net (gains) losses	13,599	(63,756)	17,320	162,672	136,999
Realized settlements, net ¹	(23,718)	(38,399)	(33,941)	(183,890)	(94,563)
Impairments of oil and gas properties	—	—	—	—	1,811
Gain on sales of assets, net	(183)	(8)	(2)	(389)	(9)
(Gain) loss on extinguishment of debt	—	—	7,629	(2,157)	8,860
Acquisition, integration, and strategic transaction costs	210	521	16,485	2,909	23,820
Organizational restructuring, including severance ³	(1,152)	—	128	(1,152)	367
Income tax effect of adjustments	(103)	(908)	(128)	(197)	(1,219)

Adjusted net income ²	$98,207	$125,035	$75,771	$442,314	$174,984

[1]

Realized settlements, net includes, as applicable to the period presented: (i) current period commodity and interest rate derivative settlements (excluding novated and settled Lonestar derivative contracts); (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

[2]	Adjusted net income includes the adjusted net income attributable to noncontrolling interest for all periods presented.
[3]

Organizational restructuring, including severance for the quarter and year ended December 31, 2022, resulted in a benefit for the periods as it relates to an accrual acquired in connection with the Lonestar Acquisition.

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted EBITDAX”—  Actual

Adjusted EBITDAX represents net income (loss) before (gain) loss on extinguishment of debt, interest expense, income taxes, impairments of oil and gas properties, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net commodity realized settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including acquisition, integration and strategic transaction costs, and organizational restructuring costs, including severance. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Ranger Oil may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Ranger Oil’s results as reported under GAAP.

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021

	(in thousands, except per unit amounts)
Net income	$109,554	$227,585	$68,280	$464,518	$98,918
Adjustments to reconcile to Adjusted EBITDAX:
(Gain) loss on extinguishment of debt	—	—	7,629	(2,157)	8,860
Interest expense, net	14,036	13,160	11,879	48,931	33,161
Income tax expense	1,015	2,052	1,150	4,186	1,560
Impairments of oil and gas properties	—	—	—	—	1,811
Depreciation, depletion and amortization	73,068	66,204	48,003	244,455	131,657
Share-based compensation expense	1,227	1,354	11,410	5,554	15,589
Gain on sales of assets, net	(183)	(8)	(2)	(389)	(9)
Adjustments for derivatives:
Net (gains) losses	13,599	(63,756)	17,320	162,672	136,999
Realized commodity settlements, net ¹	(23,718)	(38,399)	(32,970)	(182,475)	(90,741)
Adjustment for special items:
Acquisition, integration and strategic transaction costs	210	521	16,485	2,909	23,820
Organizational restructuring, including severance [2]	(1,152)	—	128	(1,152)	367

Adjusted EBITDAX	$187,656	$208,713	$149,312	$747,052	$361,992

Net income per boe	$26.92	$58.04	$18.45	$31.20	$9.74

Adjusted EBITDAX per boe	$46.12	$53.22	$40.33	$50.17	$35.65

[1]

Realized commodity settlements, net includes, as applicable to the period presented: (i) current period commodity derivative settlements (excluding novated and settled Lonestar derivative contracts); (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

[2]

Organizational restructuring, including severance for the quarter and year ended December 31, 2022, resulted in a benefit for the periods as it relates to an accrual acquired in connection with the Lonestar Acquisition.

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted EBITDAX”—  Pro Forma

Adjusted EBITDAX represents net income (loss) before (gain) loss on extinguishment of debt, interest expense, income taxes, impairments of oil and gas properties, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net commodity realized settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including acquisition, integration and strategic transaction costs, and organizational restructuring costs, including severance. Pro Forma Adjusted EBITDAX is defined as Adjusted EBITDAX and includes the effects of acquisitions. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Ranger Oil may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Ranger Oil’s results as reported under GAAP.

	December 31, 2022 LTM Actual	Acquisitions ¹	December 31, 2022 Pro Forma [1,2]

	(in thousands, except per unit amounts)
Net income	$464,518	$58,331	$522,849
Adjustments to reconcile to Adjusted EBITDAX:
Gain on extinguishment of debt	(2,157)	—	(2,157)
Interest expense, net	48,931	—	48,931
Income tax expense	4,186	—	4,186
Depreciation, depletion and amortization	244,455	—	244,455
Share-based compensation expense	5,554	—	5,554
Gain on sales of assets, net	(389)	—	(389)
Adjustments for derivatives:
Net losses	162,672	—	162,672
Realized commodity settlements, net [2]	(182,475)	—	(182,475)
Adjustment for special items:
Acquisition, integration and strategic transaction costs	2,909	—	2,909
Organizational restructuring, including severance [3]	(1,152)	—	(1,152)

Adjusted EBITDAX	$747,052	$58,331	$805,383

Net income per boe	$31.20	N/A	$32.47

Adjusted EBITDAX per boe	$50.17	N/A	$50.01

[1]

Pro Forma LTM Adjusted EBITDAX includes the impacts of the acquisitions that closed during 2022 to reflect the revenues and direct operating expenses associated with the incremental working interests we acquired in the Ranger-operated producing wells.

[2]

Realized commodity settlements, net includes, as applicable to the period presented: (i) current period commodity derivative settlements; (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

[3]	Organizational restructuring, including severance resulted in a benefit for the period as it relates to an accrual acquired in connection with the Lonestar Acquisition.

Reconciliation of GAAP “Operating expenses” to Non-GAAP “Adjusted direct operating expenses and Adjusted direct operating expenses per boe”

Adjusted direct operating expenses and adjusted direct operating expenses per boe are supplemental non-GAAP financial measures that exclude non-cash expenses and certain special charges. We believe that the non-GAAP measure of Adjusted total direct operating expense per boe is useful to investors because it provides readers with a meaningful measure of our cost profile and provides for greater comparability period-over-period.

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021

	(in thousands, except per unit amounts)
GAAP Operating expenses	$132,447	$126,648	$119,025	$469,294	$300,087
Less:
Share-based compensation	(1,227)	(1,354)	(11,410)	(5,554)	(15,589)
Impairments of oil and gas properties	—	—	—	—	(1,811)
Depreciation, depletion and amortization	(73,068)	(66,204)	(48,003)	(244,455)	(131,657)

Total cash direct operating expenses	58,152	59,090	59,612	219,285	151,030
Special charges:
Acquisition, integration and strategic transaction costs	(210)	(521)	(16,485)	(2,909)	(23,820)
Organizational restructuring cost, including severance [1]	1,152	—	(128)	1,152	(367)

Non-GAAP Adjusted direct operating expenses	$59,094	$58,569	$42,999	$217,528	$126,843

Operating expenses per boe	$32.55	$32.30	$32.15	$31.52	$29.55

Total cash direct operating expenses per boe	$14.29	$15.07	$16.10	$14.73	$14.87

Non-GAAP Adjusted direct operating expenses per boe	$14.52	$14.94	$11.62	$14.61	$12.49

[1]

Organizational restructuring, including severance for the quarter and year ended December 31, 2022, resulted in a benefit for the periods as it relates to an accrual acquired in connection with the Lonestar Acquisition.

Reconciliation of GAAP “General and administrative expenses” to Non-GAAP “Adjusted cash general and administrative expenses”

Adjusted cash general and administrative expenses is a supplemental non-GAAP financial measure that excludes non-cash share-based compensation expense and certain special charges. We believe that the non-GAAP measure of Adjusted cash general and administrative expenses is useful to investors because it provides readers with a meaningful measure of our recurring G&A expense and provides for greater comparability period-over-period.

	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021

	(in thousands, except per unit amounts)
GAAP General and administrative expenses	$10,729	$9,829	$35,435	$40,972	$66,529
Less: Share-based compensation	(1,227)	(1,354)	(11,410)	(5,554)	(15,589)
Special charges:
Acquisition, integration and strategic transaction costs	(210)	(521)	(16,485)	(2,909)	(23,820)
Organizational restructuring cost, including severance [1]	1,152	—	(128)	1,152	(367)

Adjusted cash-based general and administrative expenses	$10,444	$7,954	$7,412	$33,661	$26,753

GAAP General and administrative expenses per boe	$2.64	$2.51	$9.57	$2.75	$6.55

Adjusted cash general and administrative expenses per boe	$2.57	$2.03	$2.00	$2.26	$2.63

[1]

Organizational restructuring, including severance for the quarter and year ended December 31, 2022, resulted in a benefit for the periods as it relates to an accrual acquired in connection with the Lonestar Acquisition.

Reconciliation of GAAP “Standardized Measure of Discounted Future Net Cash Flows” to Non-GAAP “PV-10”

Non-GAAP PV-10 is the estimated future net cash flows from estimated total proved or total proved developed reserves discounted at an annual rate of 10% before giving effect to income taxes. The standardized measure of discounted future net cash flows is the after-tax estimated future cash flows from estimated total proved or total proved developed reserves discounted at an annual rate of 10%, determined in accordance with GAAP. We use non-GAAP PV-10 as one measure of the value of our estimated proved reserves and total proved developed reserves and to compare relative values of total proved and proved developed reserves among exploration and production companies without regard to income taxes. We believe that securities analysts and rating agencies use PV-10 in similar ways. Our management believes PV-10 is a useful measure for comparison of total proved and proved developed reserve values among companies because, unlike standardized measure, it excludes future income taxes that often depend principally on the characteristics of the owner of the reserves rather than on the nature, location and quality of the reserves themselves.

	December 31,
	2022	2021

	(in thousands)
Standardized measure of future discounted cash flows (total proved reserves)	$4,848,275	$3,057,161
Present value of future income taxes discounted at 10%	706,276	361,559

PV-10 of total proved reserves	$5,554,551	$3,418,720

	December 31,
	2022	2021

	(in thousands)
Standardized measure of future discounted cash flows (total proved developed reserves)	$2,750,611	$1,584,968
Present value of future income taxes discounted at 10%	320,096	187,448
PV-10 of total proved developed reserves	$3,070,707	$1,772,416

Definition and Explanation of Free Cash Flow

Adjusted Free Cash Flow is a non-GAAP financial measure that management believes illustrates our ability to generate cash flows from our business that are available to be returned to our providers of financing capital. Adjusted Free Cash Flow is defined as net cash provided by operating activities (a GAAP measure), adjusted for: gains (losses) on extinguishment of debt, cash and deposits paid for acquisitions (net of cash acquired), cash paid for capital expenditures, cash proceeds from sales of assets, assumption (repayments) of acquired and other debt, share repurchases, distributions and dividends, withholding taxes for share-based compensation and debt issuance costs paid. Pro Forma Adjusted Free Cash Flow is defined as Adjusted Free Cash Flow and includes distributions and dividends, share repurchases and cash and deposits paid for acquisitions. We believe Adjusted Free Cash Flow is commonly used by investors and professional research analysts for the valuation, comparison, rating, and investment recommendations of companies in many industries. Adjusted Free Cash Flow and Pro Forma Adjusted Free Cash Flow should be considered as a supplement to net income as a measure of performance and net cash provided by operating activities as a measure of our liquidity.

	Three Months Ended December 31, 2022	Year Ended December 31, 2022

	(in thousands)
Net cash provided by operating activities:	$186,248	$675,430
Gain on extinguishment of debt	—	2,157
Cash paid for acquisitions	(7,748)	(137,532)
Cash paid for capital expenditures	(173,720)	(481,486)
Cash proceeds from sales of assets	1,520	12,420
Repayments of acquired and other debt	(46)	(8,559)
Cash paid for share repurchases	(15,789)	(75,203)
Cash paid for distributions to Noncontrolling interest	(1,691)	(3,382)
Cash paid for dividends	(1,429)	(2,921)
Withholding taxes for share-based compensation	—	(954)
Debt issuance costs paid	(97)	(902)

Adjusted Free Cash Flow	$(12,752)	$(20,932)
Cash paid for distributions to Noncontrolling interest	1,691	3,382
Cash paid for dividends	1,429	2,921
Cash paid for share repurchases	15,789	75,203
Cash paid for acquisitions	7,748	137,532

Pro Forma Adjusted Free Cash Flow	$13,905	$198,106

Net Debt

Net debt is a non-GAAP financial measure that is defined as total principal amount of long-term debt, excluding unamortized discount and debt issuance costs, less cash and cash equivalents. Long-term debt excludes non-recourse mortgage debt and certain other debt assumed with the Lonestar Acquisition. The most comparable financial measure to Net debt under GAAP is principal amount of long-term debt. Net debt is used by management as a measure of our financial leverage. Net debt should not be used by investors or others as the sole basis in formulating investment decisions as it does not represent the Company’s actual indebtedness.

	December 31, 2022	September 30, 2022	December 31, 2021

	(in thousands)
Credit Facility	$215,000	$215,000	$208,000
9.25% Senior Notes due 2026	400,000	400,000	400,000
Other debt [1]	—	—	2,157
Cash and cash equivalents	(7,592)	(20,344)	(23,681)

Net debt	$607,408	$594,656	$586,476

[1]	Other debt of $2.2 million was extinguished during the three months ended March 31, 2022.

Contact

Chase Machemehl – Director of Finance & Investor Relations

E-Mail: CM@RangerOil.com